UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

RTI International Metals, Inc.

(Exact name of registrant as specified in its charter)

Ohio	001-14437	52-2115953
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Wespointe Corporate Center One, 5th Floor 1550 Coraopolis Heights Road
Pittsburgh, PA		15108-2973
(Address of principal executive offices)		(Zip Code)

Chad Whalen, Esq.

General Counsel & Senior Vice President

412-893-0102

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of RTI International Metals, Inc. (“RTI”) or (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “3TGs”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company is a leading producer and global supplier of titanium mill products, and a manufacturer of fabricated titanium and specialty metal components for the international aerospace, defense, energy, medical device, and other consumer and industrial markets.

Our conflict minerals policy, which is made publicly available on our website, is that RTI is committed to working with our global supply chain to ensure compliance with the rules promulgated by the Securities Exchange Commission (“SEC”) in 2012 implementing the “conflict minerals” disclosure requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

We have determined that several of the (i) titanium mill products and (ii) fabricated titanium and specialty metal components that we manufacture contain 3TGs that are necessary to the functionality or production of such products.

Based upon our determination that the Rule applies to the above-referenced products, we undertook a good-faith reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the 3TGs included in such products originated in the Covered Countries, and whether any of the 3TGs may be from recycled or scrap sources.

Initially our RCOI process consisted of issuing a survey to each internal business unit and conducting interviews with appropriate personnel from each business unit to ascertain the use of 3TGs in each business unit’s products. We also interviewed and surveyed the tin suppliers to our titanium mill products business and surveyed a subcontractor that gold-plates a sub-assembly manufactured by a business unit.

With respect to the titanium mill products we manufactured in 2013, we have determined that the tin intentionally added to certain titanium grades was outside of the supply chain by January 31, 2013, or came from a smelter in Peru, Minsur S.A., that sources from its own mine located in Peru and is certified by the Conflict-Free Smelter Program of the Conflict-Free Smelter Initiative.

Therefore, we have no reason to believe that the tin included in our titanium mill products originated in the Covered Countries.

With respect to the fabricated titanium and specialty metal components we manufactured in 2013, except for a gold-plated sub-assembly manufactured at our RTI Remmele Medical subsidiary, which our supplier has certified is obtained from a smelter in Switzerland, Metalor Technologies SA, that is certified by the Conflict-Free Smelter Program and asserts that it does not source gold from the Covered Countries, and the titanium fabricated parts made with titanium manufactured by the Company, we exercised due diligence on the source and chain of custody of 3TGs in such products. These due diligence efforts are described in the Conflicts Minerals Report that is provided as Exhibit 1.02 to this Form SD.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this Form SD. The Conflict Minerals Report also is publicly available on our Internet website in the Corporate Governance section of the Investor Relations tab.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description

1.02	Conflict Minerals Report of RTI International Metals, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RTI INTERNATIONAL METALS, INC.

By:	/s/ Chad Whalen
Chad Whalen General Counsel & Senior Vice President

Dated: May 30, 2014

Exhibit Index

Exhibit Number	Description

1.02	Conflict Minerals Report of RTI International Metals, Inc.